UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-08445

OBH INC.
(Exact name of registrant as specified in its charter)

17802 IH 10 West, Suite 400 San Antonio, Texas 78257 (210) 344-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.50 par value Preferred Stock Purchase Rights Deferred Compensation Obligations
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*
 _________________

*On April 30, 2018, OBH Inc. (“Company”) completed a reorganization contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 5, 2018 (the “Reorganization Agreement”), by and among the Company, Biglari Holdings Inc., an Indiana corporation and a direct, wholly owned subsidiary of the Company, formerly known as NBHSA Inc. (“Biglari Holdings”), and BH Merger Company, an Indiana corporation and a direct, wholly owned subsidiary of Biglari Holdings.  Pursuant to the Reorganization Agreement, the Company continued as the surviving corporation and a wholly owned subsidiary of Biglari Holdings (the “Reorganization”).  The Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Biglari Holdings’ duty to file reports required thereunder is not affected by this Form 15.

Pursuant to the requirements of the Exchange Act, Biglari Holdings, as successor to OBH Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2018	BIGLARI HOLDINGS INC.

	By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)